Alston&Bird llp

One Atlantic Center

1201 West Peachtree Street

Atlanta, GA 30309-3424

404-881-7000

Fax: 404-253-8447

www.alston.com

Rosemarie A. Thurston	Direct Dial: 404-881-4417	Email: rosemarie.thurston@alston.com

December 27, 2012

Via EDGAR AND Overnight Delivery

Mr. Michael McTiernan
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 3010
Washington, D.C. 20549-6010

Re:	ARC Realty Finance Trust, Inc.
Confidential Draft Registration Statement on Form S-11
Submitted November 29, 2012
File No. 377-00056

Dear Mr. McTiernan:

This letter sets forth the response of our client, ARC Realty Finance Trust, Inc. (the “Issuer”), to the comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in the letter dated December 20, 2012 regarding the Issuer’s registration statement on Form S-11 (the “Registration Statement”). The Issuer has today filed an amendment (“Amendment No. 1”) to its Registration Statement via EDGAR. For your convenience, we have set forth below each of the Staff’s comments followed by the relevant response.

General

1.           Comment: Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: Please be advised that no written communications or research reports of the type described have been prepared to date. If and when such written communications or research reports are prepared, the Issuer will supplementally provide copies of those communications and/or research reports to the Staff.

Atlanta • Brussels • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County • Washington, D.C.

Mr. Michael McTiernan December 27, 2012 Page 2

2.           Comment: Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Response: The Issuer has included a logo in its prospectus. The Issuer will provide the Commission with copies of any other graphics, maps, photographs and related captions or other artwork, if any, that the Issuer intends to use in the Issuer’s prospectus as soon as such materials become available. The Issuer confirms that such graphics and pictorial representations will not be included in any preliminary prospectus distributed to prospective investors prior to the Commission’s review thereof.

3.           Comment: Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement, including, but not limited to, market research data prepared Mortgage Bankers Association, Trepp, LLC, Real Capital Analytics, Property & Portfolio Research and Green Street Advisors. Please note that the requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process. Please also highlight the specific portions that you are relying upon so that we can reference them easily. In addition, please confirm to us that any third party data included in the registration statement was not prepared for or commissioned by the registrant or its affiliates.

Response: The Issuer will provide the Commission with copies of all such materials under separate cover. The Issuer confirms that no third party data included in the Registration Statement was prepared for or commissioned by the registrant or its affiliates.

4.           Comment: We note on page 210 that you have authorized the use of supplemental literature in connection with this offering. Please note that any sales literature, whether written or unwritten, that is to be used in connection with this offering must be submitted to us prior to use, including sales literature intended for broker-dealer use only. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any material information or disclosure regarding the offering that is not derived from or disclosed in the prospectus. For guidance, please refer to Item 19.D of Industry Guide 5.

Response: The Issuer will provide the Commission with all promotional material and sales literature, including materials intended for broker-dealer use only.

5.           Comment: We note your analysis beginning on page 23, on page 38 in the risk factors section and again beginning on page 172 regarding why you believe your planned investment activities will permit you and your subsidiaries to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

Mr. Michael McTiernan December 27, 2012 Page 3

Response: The Issuer intends to conduct its operations so that neither the Issuer, nor its operating partnership nor the subsidiaries of its operating partnership, are required to register as investment companies under the Investment Company Act of 1940, as amended (the “Investment Company Act”).

Section 3(a)(1)(A) of the Investment Company Act defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis (the “40% Test”). Excluded from the term ‘‘investment securities,’’ among other things, are U.S. Government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

The Issuer is organized as a holding company that conducts its businesses primarily through its operating partnership. Both the Issuer and its operating partnership intend to conduct their operations so that they comply with the 40% Test. The securities issued to the Issuer’s operating partnership by any wholly-owned or majority-owned subsidiaries that may be formed in the future that are excepted from the definition of ‘‘investment company’’ based on Section 3(c)(1) or 3(c)(7) of the Investment Company Act, together with any other investment securities the operating partnership may own, may not have a value in excess of 40% of the value of the operating partnership’s total assets on an unconsolidated basis. The Issuer monitors its holdings to ensure continuing and ongoing compliance with this test. In addition, the Issuer believes neither the Issuer nor its operating partnership is considered an investment company under Section 3(a)(1)(A) of the Investment Company Act because neither the Issuer nor its operating partnership engage primarily or hold themselves out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, through the operating partnership’s wholly-owned or majority-owned subsidiaries, the Issuer and its operating partnership are primarily engaged in the non-investment company businesses of these subsidiaries, namely the business of purchasing or otherwise acquiring mortgages and other interests in real estate.

The Issuer expects that most of the Issuer’s investments will be held by wholly-owned or majority-owned subsidiaries of the Issuer’s operating partnership and that most of these subsidiaries will rely on the exception from the definition of an investment company under Section 3(c)(5)(C) of the Investment Company Act, which is available for entities ‘‘primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on, and interests in, real estate.’’ This exception generally requires that at least 55% of a subsidiary’s portfolio must be comprised of qualifying real estate assets and at least 80% of its portfolio must be comprised of qualifying real estate assets and real estate-related assets (and no more than 20% comprised of miscellaneous assets).

Mr. Michael McTiernan December 27, 2012 Page 4

In the event that the Issuer, or its operating partnership, acquires assets that could make either entity fall within the definition of investment company under Section 3(a)(1)(A) or Section 3(a)(1)(C) of the Investment Company Act, the Issuer believes that the Issuer would still qualify for an exclusion from registration pursuant to Section 3(c)(6). Although the SEC staff has issued little interpretive guidance with respect to Section 3(c)(6), the Issuer believes that the Issuer and its operating partnership may rely on Section 3(c)(6) if 55% of the assets of the operating partnership consist of, and at least 55% of the income of the operating partnership is derived from qualifying real estate assets owned by wholly-owned or majority-owned subsidiaries of the operating partnership.

Regardless of whether the Issuer and its operating partnership must rely on Section 3(c)(6) to avoid registration as an investment company, the Issuer expects to limit the investments that the Issuer makes, directly or indirectly, in assets that are not qualifying real estate assets and in assets that are not real estate-related assets.

For purposes of the exclusions provided by Sections 3(c)(5)(C) and Section 3(c)(6), the Issuer classifies investments based in large measure on no-action letters issued by the SEC staff and other SEC interpretive guidance and, in the absence of SEC guidance, on the Issuer’s view of what constitutes a qualifying real estate asset and a real estate related asset. The Issuer intends to monitor the Issuer’s portfolio periodically and prior to each investment acquisition and disposition in order to maintain this exception from registration for each of these subsidiaries.

The Issuer may in the future organize special purpose subsidiaries of the Issuer’s operating partnership that will borrow under or participate in government sponsored incentive programs. The Issuer expects that some of these subsidiaries will rely on Section 3(c)(7) for their Investment Company Act exception and, therefore, the operating partnership’s interest in each of these subsidiaries would constitute an ‘‘investment security’’ for purposes of determining whether the Issuer’s operating partnership passes the 40% Test. Also, the Issuer may in the future organize one or more subsidiaries that seek to rely on the Investment Company Act exception provided to certain structured financing vehicles by Rule 3a-7. Any such subsidiary will be structured to comply with any guidance that may be issued by the SEC staff on the restrictions contained in Rule 3a-7. The Issuer expects that the aggregate value of the operating partnership’s interests in subsidiaries that seek to rely on Rule 3a-7 will comprise less than 20% of the operating partnership’s (and, therefore, the Issuer’s) total assets on an unconsolidated basis.

6.           Comment: Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions.

Mr. Michael McTiernan December 27, 2012 Page 5

Response: The Issuer’s share repurchase program is consistent with programs granted relief by the Division of Corporation Finance in prior no-action letters (e.g., the relief granted to T REIT Inc. on June 4, 2001 and Wells Real Estate Investment Trust II, Inc. on December 3, 2003). With respect to the Issuer’s share repurchase program, please note the following: (a) all material information and modifications related to the repurchase program will be fully and timely disclosed to stockholders in the prospectus, prospectus supplements and other filings made by the Issuer with the Commission, (b) once the Issuer begins calculating a net asset value (“NAV”), the per share NAV (“per share NAV”) upon which the purchase price for shares under the Issuer’s share repurchase program will be based will be disclosed in quarterly prospectus supplements filed by the Issuer, and the quarterly per share NAV will be available on the Issuer’s web site and toll-free information line, (c) the Issuer will not solicit repurchases other than through the prospectus and prospectus supplements disclosing the per share NAV, (d) prior to the Issuer calculating a NAV, repurchases under the share repurchase program will be limited in any 12-month period to 5.0% of the weighted average number of shares of common stock outstanding on December 31st of the previous calendar year, and after the Issuer begins calculating a NAV, repurchases under the share repurchase program will be limited in any quarter to 1.25% of NAV as of the last day of the previous calendar quarter, or approximately 5.0% of NAV in any 12 month period, (e) stockholders may cancel repurchase requests by timely notifying a customer service representative at the Issuer’s toll-free information line, (f) there will be no established trading market for the Issuer’s common stock and the share repurchase program will be terminated if the Issuer’s shares of common stock are listed on a national securities exchange, and (g) except as otherwise exempted therein, the Issuer shall comply with the tender offer rules, including Rule 13e-4 and Regulation 14E.

7.           Comment: We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Market Regulation.

Response: The Issuer’s share repurchase program is consistent with the class relief previously granted by the Division of Market Regulation in the class exemptive letter granted to Alston & Bird LLP dated October 22, 2007. With respect to the Issuer’s share repurchase program during the offering period, we note the following: (a) there is no established trading and/or secondary market for the Issuer’s common stock, (b) the Issuer will terminate its share repurchase program during the distribution of its common stock in the event that a secondary market for the Issuer’s common stock develops, (c) the Issuer will purchase shares of its common stock under its share repurchase program at a price based on the price in the offering, including, at such time as the Issuer calculates NAV, the per share NAV, (d) the terms of the share repurchase program are fully disclosed in the Issuer’s prospectus, and (e) except as otherwise exempted therein, the Issuer shall comply with Regulation M.

Mr. Michael McTiernan December 27, 2012 Page 6

Prospectus Cover Page

8.           Comment: Please add a summary risk factor to briefly address the limitations of your redemption program.

Response: The Issuer has revised the disclosure on the prospectus cover page in response to the Staff’s comment.

Prospectus Summary, page 1

9.           Comment: In the sections that summarize the experience of your advisor and your executive officers, please specifically address experience related to investing in real estate debt.

Response: The Issuer has revised the disclosure on page 5 in response to the Staff’s comment.

What is the purchase price for shares of our common stock?, page 6

10.         Comment: We note that you may re-price the offering based on NAV on a quarterly basis. Please note that the Issuer expect that the prospectus would be supplemented to include the new offering price with each quarterly re-pricing.

Response: The Issuer acknowledges that the Issuer’s prospectus will be supplemented to include the new offering price with each quarterly re-pricing. The Issuer directs the Staff to the disclosure on pages 6-7 and elsewhere in the Registration Statement, which states that, following the NAV pricing date (which will occur within six months of the second anniversary of the commencement of the Issuer’s offering), the Issuer will file with the SEC a quarterly prospectus supplement disclosing the Issuer’s NAV per share for each quarter.

Are there any risks involved in buying our shares?, page 8

11.         Comment: Please include a summary risk factor related to the arbitrary nature of the offer price. We note your risk factor on page 43.

Response: The Issuer has revised the disclosure on page 9 in response to the Staff’s comment.

What are the fees that you will pay to the advisor?, page 12

12.         Comment: In future filings that require Item 402 or Item 404 of Regulation S-K disclosure, please confirm that you plan to disclose the amount of fees paid to the advisor, break out the amounts paid pursuant to the reimbursement provision, and, within reimbursements, specify any amounts reimbursed for salaries or benefits of a named executive officer and, as applicable, other key personnel.

Mr. Michael McTiernan December 27, 2012 Page 7

Response: Confirmed.

Fee Table

Subordinated Participation in Net Sale Proceeds, page 19

13.         Comment: Please revise your disclosure in the table to briefly summarize the term “Net Sale Proceeds” rather than simply referring to the advisory agreement.

Response: The Issuer has revised the disclosure on pages 21 and 93 in response to the Staff’s comment.

Risk Factors

General

14.         Comment: Please review your risk factors and eliminate those generic risks applicable to any public company. For example, we note the risk factor on page 55 regarding the prospective impact of the Dodd-Frank Act or the risk factor on page 59 regarding unanticipated losses that could arise form ineffective risk management systems, which would apply to any company conducting a public offering. Alternatively, please revise any generic risk factors to demonstrate risks specific to your business.

Response: The Issuer has revised the disclosure in the “Risk Factors” section of the prospectus as appropriate in response to the Staff’s comment.

Risks Related to an Investment in ARC Realty Finance Trust, Inc.

No public trading market for our shares currently exists..., page 29

15.         Comment: Please move the discussion of your redemption program to a separate risk factor.

Response: The Issuer has revised the disclosure on page 31 in response to the Staff’s comment.

Management

Executive Officers and Directors, page 72

16.         Comment: Please describe in greater detail Mr. Winer’s business experiences while at Credit Suisse, identifying the specific capacities in which he served.

Response: The Issuer has revised the disclosure on pages 75-76 in response to the Staff’s comment.

Mr. Michael McTiernan December 27, 2012 Page 8

Investment Strategy, Objectives and Policies

Commercial Real Estate Debt, page 117

17.         Comment: Please explain your “conservative underwriting criteria” in greater detail.

Response: The Issuer has revised the disclosure on pages 118-119 in response to the Staff’s comment.

18.         Comment: Please also disclose your portfolio turnover policy. Please see Item 13(b)(2) of Form S-11.

Response: The Issuer respectfully directs the Staff to the disclosure under the heading “Disposition Policies” on pages 123, which has been revised in response to the Staff’s comment.

Investment Process, page 120

19.         Comment: We note that your advisor has latitude to alter your investment guidelines and borrowing policies without stockholder approval. Please update your disclosure here or under the Reports to Stockholders heading to disclose how and when you will disclose any changes to your investment and borrowing policies to your stockholders.

Response: The Issuer has revised the disclosure on page 121 in response to the Staff’s comment.

Plan of Operation

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Distributions, page 130

20.         Comment: Considering your plans to begin paying distributions no later than the first calendar month in which you make your first commercial real estate investment, please revise your disclosure here to clarify that such initial distribution will not likely come from cash flow from operations since you will have only just begun acquiring real estate assets at that point. In addition to your potential use of offering proceeds to fund distributions, per your disclosure in the preceding Liquidity and Capital Resources section, please also revise to describe all potential sources of funds for distribution payments in the event that cash generated from operations is not sufficient to fully fund your distribution payments. For example, affirmatively state if you intend to use debt financings to make distribution payments.

Response: The Issuer has revised the disclosure on page 133 in response to the Staff’s comment.

Mr. Michael McTiernan December 27, 2012 Page 9

Funds from Operations and Modified Funds from Operations, page 131

21.         Comment: Please revise your discussion of the usefulness of FFO and MFFO, and the major adjustments included therein, to investors in a mortgage REIT.

Response: The Issuer has revised the disclosure on pages 134-138 in response to the Staff’s comment.

Prior Performance Summary

Prior Investment Programs, page 136

22.         Comment: Please revise your disclosure in this section to disclose the approximate percentage of the overall data in this section that represents activities of prior programs with similar investment objectives to yours. Refer to Item 8.A.1. of Industry Guide 5.

Response: The Issuer has revised the disclosure on page 139 in response to the Staff’s comment.

23.         Comment: We note you have labeled your gains (losses) from extinguishment/sale of debt, derivatives or securities holdings as non-recurring. Given the nature of these adjustments, it is not clear why they are non-recurring. Please clarify and/or revise to remove the reference to non-recurring from your disclosure. Reference is made to Question 102.03 of the Division’s Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

Response: The Issuer has revised the disclosure on pages 136-137 in response to the Staff’s comment.

Share Repurchase Program

Share Repurchase Program Generally, page 192

24.         Comment: We note, on page 193, that you state: “In the event of a suspension or material modification of our repurchase plan, our board may also modify or suspend our offering of shares for sale.” Please note that if you suspend your offering, it may no longer be deemed a continuous offering under Rule 415 and you may need to file a new registration statement. See Rule 415(a)(1)(x) of the Securities Act.

Response: The Issuer acknowledges that if the Issuer suspends its offering and the Issuer’s offering is no longer deemed to be a continuous offering under Securities Act Rule 415, the Issuer may be required to file a new registration statement under the Securities Act.

Appendix A – Prior Performance Tables

25.         Comment: Please tell us how you determined which programs have similar investment objectives. Refer to Instructions to Appendix II – Prior Performance Tables to Industry Guide 5. For each table, please also update the narrative to briefly describe the investment objectives for the referenced programs.

Mr. Michael McTiernan December 27, 2012 Page 10

Response: The Issuer has revised the disclosure on page A-1 in response to the Staff’s comment.

Table I: Experience in Raising and Investing Funds, page A-3

26.         Comment: Please revise the total acquisition costs and the percentage leverage to include mortgage financing. Percentage leverage should not exceed 100%. We would not object to you including the percentages currently included in the table in the footnotes to the extent you believe this information is material.

Response: The Issuer is considering the Staff’s comment and will respond at a later date.

27.         Comment: Please revise to exclude amounts contributed by sponsor and affiliates from the total dollar amount raised.

Response: The Issuer is considering the Staff’s comment and will respond at a later date.

Table III: Operating Results of Public Program Properties, page A-8

28.         Comment: Please explain to us the significance of footnote one.

Response: The Issuer is considering the Staff’s comment and will respond at a later date.

Part II – Information Not Required in Prospectus

Table VI: Acquisitions of Properties by Public Programs

29.         Comment: Please supplement your current disclosure in the narrative preceding this table to cross-reference to information contained in the forepart of your prospectus regarding the prior performance information included here.

Response: The Issuer has revised the disclosure preceding the tables included in Table VI in response to the Staff’s comment.

Signatures

30.         Comment: Please advise us whether you intend to appoint the remaining directors prior to effectiveness and whether a majority of your directors will sign a pre-effective amendment of the registration statement.

Response: The Issuer confirms that the Issuer’s remaining directors will be appointed prior to the effectiveness of the Registration Statement and that a majority of the Issuer’s directors will execute a pre-effective amendment to the Registration Statement and provide an appropriate power of attorney for additional amendments.

Mr. Michael McTiernan December 27, 2012 Page 11

Undertakings

31.         Comment: We note your undertakings related to updating the prospectus with respect to material property acquisitions. Please advise us how you intend to update the prospectus with respect to material loans.

Response: The Issuer will file prospectus supplements with respect to material loans and other material investments. The Issuer also intends to file cumulative post-effective amendments to the Registration Statement approximately every 90 days to consolidate, modify and replace the information included in such prospectus supplements.

Exhibits

32.         Comment: Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review. The draft opinions should be filed as EDGAR correspondence. In addition, we note the exhibit list includes “form of” agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement. Please note that the final executed version of Exhibit 3.1 must be filed prior to effectiveness. Please refer to Item 601(b)(3) of Regulation S-K.

Response: Prior to the effectiveness of the Registration Statement, the Issuer will file final, executed versions of the charter (Exhibit 3.1), legal opinion (Exhibit 5.1) and tax opinion (Exhibit 8.1) and final forms of each other agreement or document listed in the exhibit index. The Issuer expects to file the final, executed versions of each other agreement and document listed in the exhibit index after effectiveness, except for the form of Soliciting Dealer Agreement, which will be executed in substantially similar form by each of the soliciting dealers participating in the distribution of the Issuer’s shares, and any other agreement which by its nature cannot be filed in a final, executed form. Forms of the legal opinion (Exhibit 5.1) and tax opinion (Exhibit 8.1) are attached hereto as Exhibit A and Exhibit B, respectively.

Should you have any further questions or need additional information, please do not hesitate to contact me at 404-881-4417.

Sincerely,

/s/ Rosemarie A. Thurston

Rosemarie A. Thurston

RAT:bmm

Enclosures

cc:

EXHIBIT A

Form of Exhibit 5.1 Legal Opinion

[LETTERHEAD OF VENABLE LLP]

DRAFT – SUBJECT TO REVIEW AND CHANGE

_______________, 2013

ARC Realty Finance Trust, Inc.

405 Park Avenue

New York, New York 10022

Re:	Registration Statement on Form S-11 (File No. 333- )

Ladies and Gentlemen:

We have served as Maryland counsel to ARC Realty Finance Trust, Inc., a Maryland corporation (the “Company”), in connection with certain matters of Maryland law arising out of the registration of 96,842,105 shares (the “Shares”) of common stock, $0.01 par value per share, of the Company (the “Common Stock”) covered by the above-referenced Registration Statement, and all amendments thereto (the “Registration Statement”), filed by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “1933 Act”). 80,000,000 Shares (the “Public Offering Shares”) are issuable in a primary offering (the “Offering”) pursuant to subscription agreements (the “Subscription Agreements”) and 16,842,105 Shares (the “Plan Shares”) are issuable pursuant to the Company’s Distribution Reinvestment Plan (the “Plan”), subject to the right of the Company to reallocate Shares between the Offering and the Plan as described in the Registration Statement.

In connection with our representation of the Company, and as a basis for the opinion hereinafter set forth, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents (herein collectively referred to as the “Documents”):

1.           The Registration Statement and the related form of prospectus included therein (including, without limitation, the Plan attached thereto as Appendix B and the form of Subscription Agreement attached thereto as Appendix C) in the form in which it was transmitted to the Commission under the 1933 Act;

2.           The charter of the Company (the “Charter”), certified by the State Department of Assessments and Taxation of Maryland (the “SDAT”);

3.           The Bylaws of the Company, certified as of the date hereof by an officer of the Company;

ARC Realty Finance Trust, Inc.

_________________, 2013

4.           A certificate of the SDAT as to the good standing of the Company, dated as of a recent date;

5.           Resolutions adopted by the Board of Directors of the Company relating to the sale, issuance and registration of the Shares (the “Resolutions”), certified as of the date hereof by an officer of the Company;

6.           A certificate executed by an officer of the Company, dated as of the date hereof; and

7.           Such other documents and matters as we have deemed necessary or appropriate to express the opinion set forth below, subject to the assumptions, limitations and qualifications stated herein.

In expressing the opinion set forth below, we have assumed the following:

1.           Each individual executing any of the Documents, whether on behalf of such individual or another person, is legally competent to do so.

2.           Each individual executing any of the Documents on behalf of a party (other than the Company) is duly authorized to do so.

3.           Each of the parties (other than the Company) executing any of the Documents has duly and validly executed and delivered each of the Documents to which such party is a signatory, and such party’s obligations set forth therein are legal, valid and binding and are enforceable in accordance with all stated terms.

4.           All Documents submitted to us as originals are authentic. The form and content of all Documents submitted to us as unexecuted drafts do not differ in any respect relevant to this opinion from the form and content of such Documents as executed and delivered. All Documents submitted to us as certified or photostatic copies conform to the original documents. All signatures on all such Documents are genuine. All public records reviewed or relied upon by us or on our behalf are true and complete. All representations, warranties, statements and information contained in the Documents are true and complete. There has been no oral or written modification of or amendment to any of the Documents, and there has been no waiver of any provision of any of the Documents, by action or omission of the parties or otherwise.

ARC Realty Finance Trust, Inc.

_______________, 2013

5.           The Shares will not be issued or transferred in violation of any restriction or limitation on transfer and ownership of shares of stock of the Company contained in Article V, Section 5.9 of the Charter.

6.           Upon the issuance of any of the Shares, the total number of shares of Common Stock issued and outstanding will not exceed the total number of shares of Common Stock that the Company is then authorized to issue under the Charter. We note that, as of the date hereof, there are more than 96,842,105 shares of Common Stock available for issuance under the Charter.

Based upon the foregoing, and subject to the assumptions, limitations and qualifications stated herein, it is our opinion that:

1.           The Company is a corporation duly incorporated and existing under and by virtue of the laws of the State of Maryland and is in good standing with the SDAT.

2.           The issuance of the Public Offering Shares has been duly authorized and, when and if issued and delivered against payment therefor in accordance with the Resolutions, the Subscription Agreements and the Registration Statement, the Public Offering Shares will be validly issued, fully paid and nonassessable.

3.           The issuance of the Plan Shares has been duly authorized and, when and if issued and delivered against payment therefor in accordance with the Resolutions, the Plan and the Registration Statement, the Plan Shares will be validly issued, fully paid and nonassessable.

The foregoing opinion is limited to the laws of the State of Maryland and we do not express any opinion herein concerning any other law. We express no opinion as to compliance with any federal or state securities laws, including the securities laws of the State of Maryland, or as to federal or state laws regarding fraudulent transfers. To the extent that any matter as to which our opinion is expressed herein would be governed by any jurisdiction other than the State of Maryland, we do not express any opinion on such matter. The opinion expressed herein is subject to the effect of judicial decisions which may permit the introduction of parol evidence to modify the terms or the interpretation of agreements.

The opinion expressed herein is limited to the matters specifically set forth herein and no other opinion shall be inferred beyond the matters expressly stated. We assume no obligation to supplement this opinion if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof.

ARC Realty Finance Trust, Inc.

_______________, 2013

This opinion is being furnished to you for submission to the Commission as an exhibit to the Registration Statement. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of the name of our firm therein. In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the 1933 Act.

Very truly yours,

EXHIBIT B

Form of Exhibit 8.1 Tax Opinion

[FORM OF TAX OPINION]

____________, 2013

ARC Realty Finance Trust, Inc.

405 Park Ave, 15th Floor

New York, New York 10022

Re: ARC Realty Finance Trust, Inc. – Registration of Securities on Form S-11 Relating to Shares of Common Stock

Ladies and Gentlemen:

We are counsel for ARC Realty Finance Trust, Inc., a Maryland corporation (the “Company”). We have represented the Company in connection with the filing of the Company’s Registration Statement on Form S-11 (Registration Statement No. Registration No. 333-_______), filed with the Securities and Exchange Commission on ___________, 2013 (as amended and supplemented from time to time and including the documents incorporated by reference therein, the “Registration Statement”), registering up to 96,842,105 shares of the Company's common stock, par value $.01 per share. This opinion letter is rendered pursuant to Item 16 of Form S-11.

In preparing this opinion letter, we have reviewed the Company’s Articles of Amendment and Restatement, the Registration Statement and such other documents as we have considered relevant to our analysis. We have also obtained representations as to factual matters made by the Company through a certificate of an officer of the Company (the “Officer's Certificate”). In our examination of such documents, we have assumed the authenticity of all documents submitted to us as originals, the genuineness of all signatures thereon, the legal capacity of natural persons executing such documents and the conformity to authentic original documents of all documents submitted to us as copies.

Further, we have assumed, with your consent, that (i) the factual representations set forth in the Officer's Certificate and the description of the Company and its proposed activities in the Registration Statement are true, accurate and complete as of the date hereof and that the Company and the entities in which it holds direct or indirect interests will operate in a manner that will make the representations contained in Officer's Certificate and the description of the Company and its proposed activities in the Registration Statement true going forward, (ii) the Company will not make any amendments to its organizational documents after the date of this opinion that would affect the Company's qualification as a REIT for any taxable year and (iii) no action will be taken after the date hereof by the Company or any of the entities in which it holds direct or indirect interests that would have the effect of altering the facts upon which the opinion set forth below is based.

For purposes of our opinion, we have not made an independent investigation of the facts, representations and covenants set forth in the Officer's Certificate, the Registration Statement, or in any other document. Consequently, we have assumed, and relied on your representations, that the information presented in the Officer's Certificate, the Registration Statement and other documents accurately and completely describe all material facts relevant to our opinion. We have assumed that such representations are true without regard to any qualification as to knowledge or belief. Our opinion is conditioned on the continuing accuracy and completeness of such statements, representations and covenants. Any material change or inaccuracy in the facts referred to, set forth, or assumed herein or in the Officer's Certificate may affect our conclusions set forth herein.

In rendering the opinions set forth herein, we have assumed the authenticity of all documents submitted to us as originals, the genuineness of all signatures thereon, the legal capacity of natural persons executing such documents and the conformity to authentic original documents of all documents submitted to us as copies.

An opinion of counsel merely represents counsel’s best judgment with respect to the probable outcome on the merits and is not binding on the Internal Revenue Service or the courts. There can be no assurance that positions contrary to our opinion will not be taken by the Internal Revenue Service or that a court considering the issues would not hold contrary to such opinion. The Company’s qualification as a REIT depends on the Company’s satisfaction of the various requirements under the Code relating to, among other things, the nature of the Company’s gross income, the composition of the Company’s assets, the level of distributions to the Company’s shareholders, and the diversity of the Company’s ownership. No assurances can be given that the Company will satisfy these requirements. The opinions expressed herein are given as of the date hereof and are based upon the Code, the Treasury regulations promulgated thereunder, current administrative positions of the Internal Revenue Service, and existing judicial decisions, any of which could be changed at any time, possibly on a retroactive basis. Any such changes could adversely affect the opinions rendered herein. In addition, as noted above, our opinions are based solely on the documents that we have examined and the representations that have been made to us, and cannot be relied upon if any of the facts contained in such documents or in such additional information is, or later becomes, inaccurate or if any of the representations made to us is, or later becomes, inaccurate. Finally, our opinion is limited to the US federal income tax matters specifically covered herein, and we have not opined on any other tax consequences to the Company or any other person, and we express no opinion with respect to other federal laws, the laws of any other jurisdiction, the laws of any state or as to any matters of municipal law or the laws of any other local agencies within any state. We make no undertaking, and expressly disclaim any duty, to supplement or update this opinion letter, if, after the date hereof, facts or circumstances come to our attention or changes in the law occur which could affect such opinion.

Based on the foregoing, we are of the opinion that:

(i)   Commencing with the taxable year ending December 31, 2013 and assuming that the elections and other procedural steps referred to in the Registration Statement and Officer’s Certificate are completed in a timely fashion, the Company has been organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and the Company's proposed method of operations as described in the Registration Statement and the Officer’s Certificate will permit the Company to so qualify; and

(ii)   The information contained in the Registration Statement under the caption “Federal Income Tax Considerations,” to the extent that it constitutes matters of federal income tax law or legal conclusions, is correct in all material respects.

The foregoing opinions are limited to the matters specifically discussed herein, which are the only matters on which the Company has requested our opinion. Other than as expressly stated above, we express no opinion on any issue relating to the Company or to any investment therein.

This opinion letter is being furnished to you for submission to the Securities and Exchange Commission as an exhibit to the Registration Statement. We hereby consent to the filing of this opinion letter as Exhibit 8.1 to the Registration Statement and to the reference to this firm under the caption “Legal Matters” in the prospectus constituting a part of the Registration Statement. In giving this consent, we do not thereby admit that we are an “expert” within the meaning of the Securities Act of 1933, as amended.

Very truly yours,

ALSTON & BIRD LLP